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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
            Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number: 333-80389
                                                333-40741

                               ENGLE HOMES, INC.
                              BANYAN TRAILS, INC.
                           ENGLE HOMES/ARIZONA, INC.
                     ENGLE HOMES/ARIZONA CONSTRUCTION, INC.
                           ENGLE HOMES/ATLANTA, INC.
                           ENGLE HOMES/BROWARD, INC.
                           ENGLE HOMES/COLORADO, INC.
                          ENGLE HOMES/GULF COAST, INC.
                         ENGLE HOMES/JACKSONVILLE, INC.
                       ENGLE HOMES/LAKE BERNADETTE, INC.
                        ENGLE HOMES/NORTH CAROLINA, INC.
                           ENGLE HOMES/ORLANDO, INC.
                          ENGLE HOMES/PALM BEACH, INC.
                           ENGLE HOMES/PEMBROKE, INC.
                            ENGLE HOMES REALTY, INC.
                      ENGLE HOMES/SOUTHWEST FLORIDA, INC.
                            ENGLE HOMES/TEXAS, INC.
                           ENGLE HOMES/VIRGINIA, INC.
                             GREENLEAF HOMES, INC.
                         PEMBROKE FALLS REALTY TRUST
                        PREFERRED BUILDERS REALTY, INC.
                        PREFERRED HOME MORTGAGE COMPANY
                         ST. TROPEZ AT BOCA GOLF, INC.
                           UNIVERSAL LAND TITLE, INC.
                     UNIVERSAL LAND TITLE OF COLORADO, INC.
             (Exact name of registrant as specified in its charter)

                        123 N.W. 13TH STREET, SUITE 300
                           BOCA RATON, FLORIDA 33432
                                 (561) 391-4012
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      9.25% SERIES C SENIOR NOTES DUE 2008
                     9.25% SENIOR NOTES DUE 2008 (SERIES A)
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [   ]        Rule 12h-3(b)(1)(ii)      [   ]
          Rule 12g-4(a)(1)(ii)      [   ]        Rule 12h-3(b)(2)(i)       [   ]
          Rule 12g-4(a)(2)(i)       [   ]        Rule 12h-3(b)(2)(ii)      [   ]
          Rule 12g-4(a)(2)(ii)      [   ]        Rule 15d-6                [   ]
          Rule 12h-3(b)(1)(i)       [ X ]

         Approximate number of holders of record as of the certification or notice date: 9.25% Series C Senior Notes Due 2008: 87
             9.25% Senior Notes Due 2008 (Series A): 10

Pursuant to the requirements of the Securities Exchange Act of 1934, Engle Homes, Inc., Banyan Trails, Inc., Engle Homes/Arizona, Inc., Engle Homes/ Arizona Construction, Inc., Engle Homes/Atlanta, Inc., Engle Homes/Broward, Inc., Engle Homes/Colorado, Inc., Engle Homes/Gulf Coast, Inc., Engle Homes/ Jacksonville, Inc., Engle Homes/Lake Bernadette, Inc., Engle Homes/North Carolina, Inc., Engle Homes/Orlando, Inc., Engle Homes/Palm Beach, Inc., Engle Homes/Pembroke, Inc., Engle Homes Realty, Inc., Engle Homes/Southwest Florida, Inc., Engle Homes/Texas, Inc., Engle Homes/Virginia, Inc., Greenleaf Homes, Inc., Pembroke Falls Realty Trust, Preferred Builders Realty, Inc., Preferred Home Mortgage Company, St. Tropez At Boca Golf, Inc., Universal Land Title, Inc. and Universal Land Title Of Colorado, Inc. have caused this certification/ notice to be signed on their behalf by the undersigned duly authorized person.




Date: January 30, 2001                      By:    /s/ DAVID SHAPIRO
                                                   -----------------
                                            Name:  David Shapiro
                                            Title: Vice President
                                                   Engle Homes, Inc., and
                                                   each of the subsidiary
                                                   registrants listed above